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                            December 6, 2022

       Nicola Santoro, Jr.
       Chief Financial Officer and Chief Accounting Officer
       Rithm Capital Corp.
       799 Broadway
       New York, NY 10003

                                                        Re: Rithm Capital Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-35777

       Dear Nicola Santoro:

               We have reviewed your October 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 7, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 8. Consolidated Financial Statements
       Note 3. Business Acquisitions, page 155

   1. We have reviewed your response to comment 1 and are unable to agree with your conclusion that is it
appropriate to separate the transaction into two components when determining whether you
have acquired a business pursuant to Rule 11-01(d). Please
                                                        provide audited
financial statements of Genesis Capital LLC and the Mortgage Loans
                                                        Receivable Portfolio
pursuant to Rule 3-05 of Regulation S-X, and the related pro forma information pursuant to
Article 11 of Regulation S-X.
              You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
       you have any questions.
 Nicola Santoro, Jr.
Rithm Capital Corp.
December 6, 2022
Page 2




FirstName LastNameNicola Santoro, Jr.   Sincerely,
Comapany NameRithm Capital Corp.
                                        Division of Corporation Finance
December 6, 2022 Page 2                 Office of Real Estate & Construction
FirstName LastName